EXHIBIT 99.1

Standard Lithium Reports 2024 Full Year and Fourth Quarter Results

VANCOUVER, British Columbia, Sept. 24, 2024 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium company, today announced its financial and operating results for the fiscal fourth quarter and year ended June 30, 2024.

“We delivered on our promises in fiscal 2024 with the advancement of our world-class lithium brine assets and by securing a strategic partnership with global energy major, Equinor,” said David Park, CEO and Director of Standard Lithium. “Standard Lithium holds globally-significant lithium brine assets in the Smackover with the potential to help meet the growing demand for sustainable lithium production in the U.S. We are the most advanced DLE play in North America, having proven direct lithium extraction at a commercial scale. The Standard Lithium team has done an outstanding job of differentiating itself from the pack by systematically de-risking its business, including the consummation of it’s partnerships with Equinor and Koch. Now, with the recent announcement of the conditional DOE grant of US$225 million, is the time for us to prioritize, focus and execute. We look forward to working closely with our partners to advance our South West Arkansas and East Texas projects.”

Highlights Subsequent to the Fourth Quarter Ended June 30, 2024

All amounts are in US dollars unless otherwise indicated.

  Received conditional $225 million grant from the U.S. Department of Energy (“DOE”) for the South West Arkansas Project. The grant is expected to support the construction of the Central Processing Facility for Phase 1 of the SWA project and is dependent on successful negotiations with the DOE. The grant is one of the largest ever awarded to a U.S. critical minerals project.
  Appointed David Park as Chief Executive Officer and Director of the Company. On September 1, 2024, Mr. Park, a highly experienced executive with a strong energy and industrial sector background, assumed the position of Chief Executive Officer. Mr. Park joined the company as a strategic advisor in July 2023 following his retirement from Koch Industries after 28 years.

Fourth Quarter and Full Year 2024 Highlights

  Secured strategic partnership with global energy major Equinor to advance the South West Arkansas (“SWA”) and East Texas projects. Equinor ASA (“Equinor”) acquired a 45% interest in two Standard Lithium entities holding the SWA and East Texas projects for a gross investment of up to $160 million. The transaction immediately strengthened the Company’s financial position and resulted in no dilution to existing shareholders.
  De-risked commercialization of the direct lithium extraction (“DLE”) process. The Company successfully installed, commissioned, and continues to operate the Li-ProTM Lithium Selective Sorption commercial scale unit at its Demonstration Plant in El Dorado, Arkansas. The Company’s partner, Koch Technology Solutions, supplied the commercial scale unit, which is believed to be the largest commercial-scale column operating in a DLE facility globally. The results to date have exceeded design parameters, including average lithium recovery of 97.3%, key contaminant rejection of greater than 99%, and boron rejection greater than 95%.
  Executed drilling programs yielding the highest-ever reported lithium brine values in North America. The South West Arkansas Project’s current resource averages among the highest lithium concentrations in North America. As part of its PFS for SWA, the Company reported an Upper Smackover Indicated and Middle Smackover Inferred resource of 1.4 Mt and 0.4 Mt lithium carbonate equivalent, respectively, at an average lithium concentration of 437 mg/L. In East Texas, the Company delivered globally-significant results with confirmed lithium concentrations up to 806 mg/L and an average concentration of 644 mg/L in the drilled area. The drill results represent the highest-ever reported and confirmed lithium brine concentrations in North America.
  Advanced and de-risked the South West Arkansas Project. The Company delivered a Preliminary Feasibility Study (“PFS”) for the project in the first half of the fiscal year, demonstrating robust economics assuming average annual production of 30,000 tonnes per annum (“tpa”) of lithium hydroxide beginning in 2027. Post publishing the PFS, the Company secured brine production rights and purchased a 118-acre parcel of land to further advance the project. Most recently, SWA received a conditional $225 million grant from the U.S. Department of Energy in support of its construction and development. The grant was awarded based on an updated scope from the original PFS; the Project’s design is being updated and now targets a larger total output of 45,000 tpa of lithium carbonate to be developed in two phases of 22,500 tpa each. SWA is being developed in partnership with Equinor, with ownership shared 55% by Standard Lithium and 45% by Equinor. Ausenco Engineering Canada ULC is leading the Definitive Feasibility Study and Front-end Engineering and Design currently underway to support the larger project scope.
  Strengthened the senior management team with the appointment of key executives. Michael Barman was appointed Chief Development Officer and Salah Gamoudi joined as Chief Financial Officer. Mr. Barman most recently served as Managing Director in Investment Banking at Stifel Nicolaus Canada Inc. (formerly GMP Securities L.P.) and brings over two decades of banking experience advising senior executives and their boards. Mr. Gamoudi brings extensive experience from the oil and gas sector. Prior to joining the Company, he served as Chief Financial Officer of SandRidge Energy, Inc. where he successfully generated significant value for its shareholders.
  Delivered the Definitive Feasibility Study (“DFS”) for the Phase 1A project at LANXESS South Plant. The DFS assumed an average annual production of 5,400 tpa of lithium carbonate over a 25-year operating life beginning in 2026. Phase 1A represents a modest scale-up from the Company’s existing Demonstration Plant that has been operating since May 2020. Advancement of the Phase 1A project is dependent on ongoing commercial discussions with LANXESS and the finalization of the Arkansas lithium royalty.
  Established an at-the-market equity program. Net proceeds to the Company for the fiscal year totaled C$2.8 million and US$13.3 million from the issuance of 1.5 million shares on the TSX Venture Exchange and 9.1 million shares on the NYSE American LLC, respectively. No issuances have been completed under the ATM Program since April 10, 2024.
  Cash and working capital of C$52.9 million and C$39.6 million, respectively, as of June 30, 2024.
  The Company has no term or revolving debt obligations as of June 30, 2024.

Consolidated Financial Statements

This news release should be read in conjunction with the Company’s Consolidated Financial Statements and MD&A for the year ended June 30, 2024, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Q4 AND FISCAL YEAR 2024 RESULTS CONFERENCE CALL AND WEBCAST

The Company will hold a conference call and webcast to discuss its fourth quarter and fiscal year 2024 on Tuesday, October 1st at 3:30 p.m. ET. Access to the call is available via webcast or direct dial.

Conference Call and Webcast Details
Standard Lithium Fourth Quarter and Fiscal Year 2024 Results Call and Webcast
October 1, 2024 3:30 p.m. Eastern Time (US and Canada)

Participant Information:
USA / International Toll +1 (646) 307-1963
USA - Toll-Free (800) 715-9871
Canada - Toronto (647) 932-3411
Canada - Toll-Free (800) 715-9871

Attendee Webcast Link:
https://events.q4inc.com/attendee/719576289

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor ASA, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A project in partnership with LANXESS Corporation, a brownfield development project located in southern Arkansas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Allysa Iverson
Vice President, IR & Corporate Communications
+1 720 484 1147
a.iverson@standardlithium.com